UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of NATIONAL FUEL GAS COMPANY NATIONAL FUEL RESOURCES, INC. File No. 70-7833 (Public Utility Holding Company Act of 1935)	FIFTY-SECOND CERTIFICATE PURSUANT TO RULE 24

        In accordance with the terms of the Order dated December 20, 1991 issued to National Fuel Gas Company ("National") authorizing National to acquire the common stock of National Fuel Resources, Inc. ("NFR") (File No. 70-7833, HCAR No. 35-25437), attached as Exhibit "A" is an Income Statement of NFR for the Three and Twelve Months ended December 31, 2004. Also attached as Exhibit "B" is the Balance sheet of NFR as of December 31, 2004.

         IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 28th day of January 2005.

NATIONAL FUEL RESOURCES, INC. By: /s/ Donna L. DeCarolis Donna L. DeCarolis, President NATIONAL FUEL GAS COMPANY By: /s/ James R. Peterson James R. Peterson, Assistant Secretary